Exhibit 2.1

CERTIFICATE OF OWNERSHIP AND MERGER

OF

ARIAD Corporation
(a Delaware corporation)

INTO

ARIAD Pharmaceuticals, Inc.
(a Delaware corporation)

Pursuant to Section 253 of the General Corporation Law of Delaware, it is hereby certified that:

1.     ARIAD Pharmaceuticals, Inc., hereinafter sometimes referred to as the “Corporation”, is a business corporation of the State of Delaware.

2.     The Corporation is the owner of all of the outstanding shares of stock of ARIAD Corporation (the “Subsidiary”), which is also a business corporation of the State of Delaware.

3.     On December 15, 2011, the Board of Directors of the Corporation adopted the following resolutions to merge the Subsidiary with and into the Corporation:

RESOLVED
That the Subsidiary be merged with and into the Corporation, such that the Corporation will remain the surviving corporation of such merger and the separate existence of the Subsidiary will cease, all of the liabilities and obligations of the Subsidiary will be assumed by the Corporation, and all of the estate, property, rights, privileges, powers and franchises of the Subsidiary be vested in and held and enjoyed by the Corporation as fully and entirely and without change or diminution as the same were before held and enjoyed by the Subsidiary in its name (the “Merger”);

RESOLVED
That the Merger will become effective on December 31, 2011 at 11:59 p.m. Eastern Time pursuant to the filing of a Certificate of Ownership and Merger (the “Certificate of Merger”) meeting the requirements of Section 253 of DGCL, with the Secretary of State of the State of Delaware (such time, the “Effective Time”);

RESOLVED
That from and after the Effective Time, the certificate of incorporation and by-laws of the Corporation, each as then in effect, shall continue to be the certificate of incorporation and by-laws of the surviving corporation in the Merger, and the officers and directors of the Corporation as of the Effective Time shall continue to be the officers and directors of the surviving corporation in the Merger;

RESOLVED	That the preceding resolutions relating to the Merger may be rescinded by the Board of Directors of the Corporation at any time prior to the Effective Time; and

RESOLVED
That that the officers of the Corporation be, and each of them hereby is, authorized and directed, for and on behalf of the Corporation, to: (i) prepare and execute the Certificate of Merger; (ii) file the executed Certificate of Merger with the Secretary of State of Delaware; and (iii) execute and deliver any and all other agreements, certificates, or documents required or contemplated by the Merger or the Certificate of Merger, or otherwise deemed necessary or appropriate in connection therewith and to do or cause to be done any and all such other acts and things and to execute and deliver any and all such further documents, instruments and certificates, as they or any of them may deem necessary or appropriate to carry into effect the full intent and purpose of the foregoing resolutions, the taking of any such actions or the execution or delivery of any such documents, instruments or certificates by such officer or officers to be conclusive evidence that the same were authorized by this resolution, and all such actions as may have been taken to date are hereby authorized, ratified, approved and confirmed in all respects.

        4.     This Certificate of Ownership and Merger shall become effective on December 31, 2011 at 11:59 p.m. Eastern Time.

Executed on December 28, 2011

ARIAD Pharmaceuticals, Inc.

By: /s/ Harvey J. Berger
Harvey J. Berger
President and Chief Executive Officer